EXHIBIT (f)(v)

Announcement Entitled

Treasurer acknowledges outgoing QTC Chair

Treasurer and Minister for Trade

The Honourable Tim Nicholls

Monday, April 30, 2012

Treasurer acknowledges outgoing QTC Chair

Treasurer and Minister for Trade, Tim Nicholls has announced Stephen Rochester will resign as Chairman of Queensland Treasury Corporation (QTC), effective 9 May 2012.

“I wish to pay tribute to Mr Rochester for the dedicated service and leadership he provided the QTC for over two decades.

“Under Mr Rochester’s leadership, QTC achieved strong results despite having to contend with extremely challenging global conditions,” Mr Nicholls said.

Mr Nicholls said an announcement concerning Mr Rochester’s replacement as QTC Chair will be made in due course.

“The incoming Chair will refocus the QTC’s priorities toward core borrowing and liability management business.

“Meeting these priorities is crucial to regaining our AAA credit rating, which was lost under the former Labor Government,” Mr Nicholls said.